UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EXPRESS-1 EXPEDITED SOLUTIONS, INC.
(Name of Issuer)

COMMON STOCK, Par Value $0.001 Per Share
(Title of Class of Securities)

30217Q108
(CUSIP Number)

Jacobs Private Equity, LLC
Bradley S. Jacobs
350 Round Hill Road
Greenwich, CT 06831
Tel: 203-413-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 13, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	30217Q108	Page	1	of	2

1	NAMES OF REPORTING PERSONS Jacobs Private Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable. See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,476,690[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,476,690

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

[1]	Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because JPE (as defined below) may be deemed to have beneficial ownership of such Shares as a result of entering into the Voting Agreements (as defined below). In addition to the above referenced Shares, the Voting Agreements provide that any additional Shares acquired by the Supporting Shareholders (as defined below) after the date of the Voting Agreements, whether through the exercise of options, rights or other securities exercisable for or convertible into Shares, will be subject to the Voting Agreements. As of June 13, 2011, the Supporting Shareholders collectively beneficially owned 4,476,690 Shares, consisting of (i) 3,871,690 Shares and (ii) options, rights and other securities that are exercisable for or convertible into 605,000 Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by JPE that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed by JPE.

[2]	Calculated based on 33,011,361 Shares outstanding as of June 10, 2011, as represented by the Company (as defined below) in the Investment Agreement (as defined below), and 4,476,690 Shares subject to the Voting Agreements (including options, rights and other securities that are exercisable for or convertible into Shares). This percentage could change in the event that additional shares become subject to the Voting Agreements, as described in Footnote 1.

CUSIP No.	30217Q108	Page	2	of	2

1	NAMES OF REPORTING PERSONS Bradley S. Jacobs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable. See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,476,690[3]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,476,690

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[3]	Beneficial ownership of the above referenced Shares is being reported hereunder solely because Bradley S. Jacobs may be deemed to have indirect beneficial ownership of such Shares as a result of being the Managing Member of JPE, which is party to the Voting Agreements. In addition to the above referenced Shares, the Voting Agreements provide that any additional Shares acquired by the Supporting Shareholders after the date of the Voting Agreements, whether through the exercise of options, rights or other securities exercisable for or convertible into Shares, will be subject to the Voting Agreements. As of June 13, 2011, the Supporting Shareholders collectively beneficially owned 4,476,690 Shares, consisting of (i) 3,871,690 Shares and (ii) options, rights and other securities that are exercisable for or convertible into 605,000 Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Bradley S. Jacobs that he is the indirect beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed by Mr. Jacobs.

[4]	See Footnote 2.

Item 1.	Security and Issuer
      The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of Express-1 Expedited Solutions, Inc. (the “Company”). The principal executive offices of the Company are located at 3399 South Lakeshore Drive, Suite 225, Saint Joseph, Michigan, 49085.

Item 2.	Identity and Background
     (a)-(c) and (f) This Schedule 13D is being filed by Jacobs Private Equity, LLC, a Delaware limited liability company (“JPE”), and Bradley S. Jacobs (together with JPE, the “Reporting Parties”), an individual citizen of the United States.
     The address of the principal place of business and the principal office of the Reporting Parties is 350 Round Hill Road, Greenwich, CT 06831. JPE is an investment vehicle formed to make equity investments in companies. Mr. Jacobs is the Managing Member of JPE.
     (d) and (e) During the last five years, the Reporting Parties (1) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (2) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     As a condition to the willingness of JPE to enter into the Investment Agreement, on June 13, 2011, Daniel Para and Michael Welch (collectively, the “Supporting Shareholders”) each entered into a Voting Agreement (collectively, the “Voting Agreements”) with JPE with respect to the Shares beneficially owned by the Supporting Shareholders.
     As of June 13, 2011, the Supporting Shareholders collectively beneficially owned 4,476,690 Shares, consisting of (i) 3,871,690 Shares and (ii) options, rights and other securities that are exercisable for or convertible into 605,000 Shares. As described in response to Item 4, the Shares beneficially owned by the Supporting Shareholders have not been purchased by JPE, and thus no funds were used for such purpose. JPE did not pay any monetary consideration to the Supporting Shareholders in connection with the execution and delivery of the Voting Agreements. However, pursuant to the Voting Agreements, JPE may be deemed to be the beneficial owner of, and Mr. Jacobs may be deemed to be the indirect beneficial owner of, in the aggregate 4,476,690 Shares, or approximately 13.6% of the outstanding Shares. For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.	Purpose of Transaction
     The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Investment Agreement.

The Investment Agreement
     On June 13, 2011, the Company entered into an Investment Agreement (the “Investment Agreement”) with JPE and the other investors party thereto (including by joinders thereto) (collectively with JPE, the “Investors”), providing for an aggregate investment by the Investors of up to $150 million in cash in the Company, including amounts payable upon exercise of the warrants described below (collectively, the “Equity Investment”). Up to $135 million of such aggregate investment will be made by JPE. Following the closing, Bradley Jacobs will be the controlling stockholder of the Company and will become Chairman of the board of directors of the Company. Mr. Jacobs will also become the Company’s Chief Executive Officer following the closing.
     Subject to the terms and conditions of the Investment Agreement, upon the closing of the Equity Investment, the Company will issue to the Investors, for $75,000,000 in cash, (i) an aggregate of 75,000 shares of Series A Convertible Perpetual Preferred Stock of the Company (the “Preferred Stock”) and (ii) warrants to purchase 42,857,143 Shares (subject to adjustment in connection with the contemplated reverse stock split described below) (the “Warrants”, and together with the Preferred Stock, the “Securities”).
     The Preferred Stock will have an initial liquidation preference of $1,000 per share, for an aggregate initial liquidation preference of $75,000,000. The Preferred Stock will be convertible at any time, in whole or in part and from time to time, at the option of the holder thereof into a number of Shares equal to the then-applicable liquidation preference divided by the conversion price, which shall initially be $1.75 per Share (before giving effect to the contemplated 4:1 reverse stock split referred to below, and subject to customary anti-dilution adjustments), for an effective initial aggregate conversion rate of 42,857,143 Shares. The Preferred Stock will pay quarterly cash dividends equal to the greater of (i) the “as-converted” dividends on the underlying Shares for the relevant quarter and (ii) 4% of the then-applicable liquidation preference per annum. Accrued and unpaid dividends for any quarter will accrete to liquidation preference for all purposes. The Preferred Stock will vote together with the Shares on an “as-converted” basis on all matters, except as otherwise required by law, and separately with respect to certain matters implicating the rights of holders of shares of Preferred Stock.
     Each Warrant will initially be exercisable at any time and from time to time from the closing date until the tenth anniversary of the closing date, at the option of the holder thereof, into one Share at an initial exercise price of $1.75 in cash per Share (before giving effect to the contemplated 4:1 reverse stock split referred to below, and subject to customary anti-dilution adjustments). The initial aggregate number of Shares subject to Warrants will be 42,857,143 Shares.
     In connection with the closing of the Equity Investment, the common stock of the Company will undergo a 4:1 reverse stock split. Giving effect to such reverse stock split, the Preferred Stock will have a conversion price of $7.00 per Share. Also giving effect to such split, the Warrants will have an exercise price of $7.00 per Share, and the aggregate number of Shares subject to the Warrants will be 10,714,286 Shares.
     The closing of the Equity Investment is subject to the approval by the stockholders of the Company of (i) the Equity Issuance as required by NYSE Amex Rule 713, (ii) an amendment to the certificate of incorporation of the Company providing for an increase in the number of authorized Shares and the reverse stock split described above, and providing that vacancies on the board of directors of the Company will be filled by the remaining directors (consistent with the current by-laws of the Company) and (iii) a new incentive compensation plan to be entered into in connection with the Equity Investment. The closing of the Equity Investment is further subject to other customary closing conditions.
     Upon the closing of the Equity Investment, the board will be reconstituted such that: (i) there will be eight board members, (ii) one of such directors will be James Martell (or a replacement acceptable to JPE), (iii) seven of such directors will be designated by JPE (including Bradley Jacobs), (iv) each standing committee of the board will be reconstituted in a manner reasonably acceptable to JPE and (v) Bradley Jacobs will become the Chairman of the Board. Additionally, following the closing, JPE will be entitled to nominate for election to the board in connection with each meeting of stockholders at which directors are to be elected (i) a majority of the directors on the board, for so long as JPE controls at least 33% of the total voting power of the capital stock of the Company on a fully-diluted basis or (ii) 25% of the directors on the Board, for so long as JPE controls at least 20% (but less than 33%) of the total voting power of the capital stock of the Company on a fully-diluted basis.
The Voting Agreements
     Concurrently with the execution of the Investment Agreement, each of Michael Welch, Chief Executive Officer and a director of the Company, and Daniel Para, an officer and director of the Company, entered into Voting Agreements with JPE, pursuant to which they have agreed, in their capacities as stockholders of the Company and subject to the terms of such agreements, to, among other things, vote their shares of Company common stock in favor of the Equity Investment and related approvals, and have granted JPE a proxy in respect of their shares of Company common stock in connection therewith. In addition, the Supporting Shareholders have agreed to vote their shares against (i) certain acquisition proposals from third parties with respect to the Company or its subsidiaries, (ii) any reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company or (iii) any corporate action the consummation of which would prevent, interfere with, impede or delay the consummation of the transactions contemplated in the Investment Agreement.
     The Voting Agreements shall automatically terminate upon the earliest to occur of (i) the termination of the Investment Agreement in accordance with its terms, (ii) the consummation of the Equity Investment and (iii) the date of any amendment, modification, change or waiver of the Investment Agreement executed after June 13, 2011 that results in a change to the terms of the securities issued pursuant to the Equity Investment that is material and adverse to the Company and that is not consented to in writing by each Supporting Shareholder in his sole discretion prior to such amendment, modification, change or waiver of the Investment Agreement.
     The foregoing descriptions of the Investment Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are included as exhibits hereto and are incorporated herein by reference.

     Except as set forth in this Item 4, the Investment Agreement or the Voting Agreements, neither JPE nor Mr. Jacobs has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although JPE and Mr. Jacobs reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
     (a)-(b) As a result of the Voting Agreements, JPE may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 4,476,690 Shares and Mr. Jacobs may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to indirectly beneficially own 4,476,690 Shares. This number of Shares represents, for the purposes of Rule 13d-3, approximately 13.6% of the outstanding shares of voting stock of the Company based on the Company’s representations in the Investment Agreement that there were 33,011,561 Shares issued and outstanding at the close of business on June 10, 2011. The Reporting Parties disclaim any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by the Reporting Parties as to the beneficial ownership of such Shares.
     Except to the extent that they may be deemed to beneficially own Shares by virtue of the Voting Agreements, the Reporting Parties do not have the sole or shared power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of any of the Shares.
     Except as set forth in this Item 5(a), neither JPE nor Mr. Jacobs hereto beneficially owns any Shares.
     The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are included as exhibits hereto and are incorporated herein by reference.
     (c) Except for the execution and delivery of the Investment Agreement and the Voting Agreements, neither Reporting Party has effected any transaction in the Shares during the past 60 days.
     (d) Except for the Investment Agreement and the Voting Agreements and the transactions contemplated by those agreements, neither Reporting Party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material To Be Filed as Exhibits

Exhibit No.	Exhibit Description
99.1
Investment Agreement, dated as of June 13, 2011, by and among Jacobs Private Equity, LLC, each of the other investors party thereto and Express-1 Expedited Solutions, Inc. (incorporated by reference to Exhibit 2.1 to Express-1 Expedited Solutions, Inc.’s Current Report on Form 8-K filed June 14, 2011).

99.2
Voting Agreement, dated as of June 13, 2011, by and among Jacobs Private Equity, LLC and Daniel Para (incorporated by reference to Exhibit 2.2 to Express-1 Expedited Solutions, Inc.’s Current Report on Form 8-K filed June 14, 2011).

99.3
Voting Agreement, dated as of June 13, 2011, by and among Jacobs Private Equity, LLC and Michael Welch (incorporated by reference to Exhibit 2.3 to Express-1 Expedited Solutions, Inc.’s Current Report on Form 8-K filed June 14, 2011).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: June 22, 2011

JACOBS PRIVATE EQUITY, LLC
by /s/ Bradley S. Jacobs
Name:	Bradley S. Jacobs
Title:	Managing Member

/s/ Bradley S. Jacobs
Name:	Bradley S. Jacobs